SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UBS Multi-Strat Fund, L.L.C.

(Name of Issuer)

UBS Multi-Strat Fund, L.L.C.

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Steven S. Drachman, Esq.

UBS Financial Services Inc.

51 West 52nd Street

New York, New York 10019

(212) 882-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gary L. Granik, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

(212) 806-5400

May 23, 2008

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $30,000,000 (a)	Amount of Filing Fee: $1,179.00 (b)
(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at 0.00393% of the Transaction Valuation.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by UBS Multi-Strat Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), to purchase limited liability company interests (the “Interests”). Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $30,000,000 in Interests that are tendered and not withdrawn prior to 11:59 p.m., New York time, on June 20, 2008, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

(a)        The name of the filing person is UBS Multi-Strat Fund, L.L.C. The Fund’s principal executive office is located at 51 West 52nd Street, New York, New York 10019 and the telephone number is (212) 882-5000. The investment adviser of the Fund is UBS Fund Advisor, L.L.C. (the “Adviser”). The principal executive office of the Adviser is located at 51 West 52nd Street, New York, New York 10019 and the telephone number is (212) 882-5000. The Fund’s Directors are Virginia G. Breen, Meyer Feldberg, George W. Gowen and Stephen H. Penman. Their address is c/o UBS Financial Services Inc., attention: UBS Alternative Investments US, at 51 West 52nd Street, New York, New York 10019.

ITEM 10.	Financial Statements.

(a)        (1)        Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 2006, previously filed on Form N-CSR on March 9, 2007; and

Audited financial statements for the year ended December 31, 2007, previously filed on Form N-CRS on March 7, 2008.

(2)       The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3)        Not Applicable.

(4)       The Fund does not have shares, and consequently does not have book value per share information.

(b)       The Fund’s assets will be reduced by the amount of the Interests purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 12.	Exhibits.
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Notice of Withdrawal of Tender.
(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.
(a)(2)-(5)	Not applicable.
(b)(1)

Credit Agreement, dated July 2, 2004, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(1) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(2)

First Amendment to Credit Agreement, dated December 16, 2004, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(2) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(3)

Second Amendment to Credit Agreement, dated January 3, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(3) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(4)

Third Amendment to Credit Agreement, dated January 12, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(4) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(5)

Fourth Amendment to Credit Agreement, dated July 1, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(5) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(6)

Fifth Amendment to Credit Agreement, dated January 5, 2006, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(6) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2006 and incorporated herein by reference).

(b)(7)

Sixth Amendment to the Credit Agreement, dated June 30, 2006, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(7) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 21, 2006 and incorporated herein by reference).

(b)(8)

Seventh Amendment to the Credit Agreement, dated February 1, 2007, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(8) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 21, 2007 and incorporated herein by reference).

(b)(9)

Eighth Amendment to the Credit Agreement, dated July 31, 2007, among Bank of Montreal, Chicago Branch, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(9) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 21, 2007 and incorporated herein by reference).

(c)-(h)	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS MULTI-STRAT FUND, L.L.C.

By:	UBS Fund Advisor, L.L.C., Authorized Signatory

	By:	______________________________
Name: Steven S. Drachman, Esq. Title: Authorized Signatory

May 23, 2008

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Notice of Withdrawal of Tender.
(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.
(b)(1)

Credit Agreement, dated July 2, 2004, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(6) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(2)

First Amendment to Credit Agreement, dated December 16, 2004, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(6) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(3)

Second Amendment to Credit Agreement, dated January 3, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(6) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(4)

Third Amendment to Credit Agreement, dated January 12, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(6) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(5)

Fourth Amendment to Credit Agreement, dated July 1, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(6) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(6)

Fifth Amendment to the Credit Agreement, dated January 5, 2006, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(6) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2006 and incorporated herein by reference).

(b)(7)

Sixth Amendment to the Credit Agreement, dated June 30, 2006, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(7) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 21, 2006 and incorporated herein by reference).

(b)(8)

Seventh Amendment to the Credit Agreement, dated February 1, 2007, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(8) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 21, 2007 and incorporated herein by reference).

(b)(9)

Eighth Amendment to the Credit Agreement, dated July 31, 2007, among Bank of Montreal, Chicago Branch, the Fund and several other funds in the UBS Alternative Investments US group (previously filed as Exhibit (b)(9) to the Fund’s Tender Offer Statement on Schedule TO filed with the Commission on November 21, 2007 and incorporated herein by reference).

(c)-(h)	Not Applicable.